Docebo Reports Second Quarter 2026 Results

TORONTO, ONTARIO - August 7, 2026 - Docebo Inc. (NASDAQ: DCBO; TSX:DCBO) (“Docebo” or the “Company”), the Enterprise Platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop, announced financial results for the three and six months ended June 30, 2026. All amounts are expressed in US dollars unless otherwise stated.

“Q2 was another milestone quarter for Docebo as disciplined execution and long-term investment continued to strengthen our position with enterprise customers around the world,” said Alessio Artuffo, President and Chief Executive Officer. “As organizations transition from AI experimentation to enterprise-scale workforce transformation, they are increasingly choosing Docebo as their trusted partner. This sustained traction gives us the confidence to once again raise our full-year financial outlook.”

Second Quarter 2026 Financial Highlights
•Subscription revenue of $63.8 million, an increase of 12% from the comparative period in the prior year, including approximately 1 percentage point of positive impact resulting from the weakening of the US dollar relative to foreign currencies.
•Total revenue of $68.7 million, an increase of 13% from the comparative period in the prior year, including approximately 1 percentage point of positive impact resulting from the weakening of the US dollar relative to foreign currencies.
•Gross profit of $54.5 million, an increase of 11% from the comparative period in the prior year, represented 79.4% of revenue compared to 80.9% of revenue for the comparative period in the prior year.
•Net income of $2.3 million, or $0.09 per share, compared to net income of $3.1 million, or $0.10 per share for the comparative period in the prior year.
•Adjusted Net Income1 of $9.4 million, or Adjusted Earnings per share of $0.37, compared to Adjusted Net Income of $8.9 million, or Adjusted Earnings per share of $0.30, for the comparative period in the prior year.
•ARR was $255.1 million, an increase of 9.5% from the comparative period in the prior year. ARR was negatively impacted in the quarter by $0.4 million due to the effects of foreign exchange.
•Our largest OEM customer represented 2.5% of Annual Recurring Revenue as at June 30, 2026, compared to 8.4% as at June 30, 2025.
•Excluding our largest OEM customer, acquired ARR from acquisitions and after adjusting for the above noted negative impact due to the effects of foreign exchange, ARR increased by approximately 13.9% from the comparative period in the prior year.
•Adjusted EBITDA1 of $11.2 million, representing 16.4% of total revenue, compared to $9.2 million, representing 15.2% of total revenue, for the comparative period in the prior year.
•Cash flows used in operating activities of $3.1 million, compared to $6.2 million generated during the comparative period in the prior year.
•Free Cash Flow1 of $3.1 million, representing 4.5% of total revenue for the three months ended June 30, 2026, compared to $11.4 million, representing 18.7% of total revenue, for the comparative period in the prior year.
•As at June 30, 2026, total cash and cash equivalents are expected to be $45.7 million and total borrowings are $88.0 million

Second Quarter 2026 Customer Updates
•Notable new customer wins include a global leader in network infrastructure and telecommunications technology, serving a large ecosystem of internal and external learners, which selected Docebo, 365Talents, and a trusted partner to reinvent its learning and skills ecosystem. Through this platform transformation, the organization will replace multiple legacy systems and unify its internal training, external certifications, eCommerce, and skills-based career development. Building on Docebo's robust integrations, scalable architecture, AI-powered capabilities, and 365Talents' skills intelligence, the organization will enable internal mobility, workforce planning, and revenue-generating certification programs across its global partner ecosystem
•The world's largest privately owned security services company selected Docebo in a competitive evaluation to replace its existing learning provider in order to unify its internal and external learning ecosystem on a single platform. The company chose Docebo's enterprise-grade platform to support onboarding, compliance, and role-based training across its global workforce of 130,000 people, while launching a multilingual, customer-facing e-commerce training academy that extends learning to external audiences from the same scalable foundation.
•A global leader in automotive safety, with more than 70,000 employees worldwide, selected Docebo and 365Talents to address a critical enterprise competency management challenge. The organization needed to replace multiple siloed, homegrown systems and Excel-based competency tracking across countries and functions with a unified skills intelligence and learning platform. They chose Docebo for its scalable multi-use-case learning platform capabilities and 365Talents' skills architecture, talent marketplace, and workforce intelligence, enabling upskilling/reskilling pathways, career pathing, gap identification, and knowledge transfer at scale, all integrated within their existing ecosystem.
•A leading global consulting firm selected Docebo to modernize and future‑proof its learning ecosystem for all internal employees worldwide. The firm selected Docebo for its ability to reliably handle complex, core enterprise LMS requirements at scale, while also delivering an innovative AI strategy and clear vision for the future of learning, including capabilities such as AI Roleplay, MCP, and Companion. As an organization at the forefront of using AI to drive productivity and performance, they will be a strong strategic partner for Docebo to co-innovate and accelerate long-term workforce transformation.
•In a FedRAMP win, Docebo signed a private sector energy company, which selected our platform in a competitive evaluation to modernize onboarding, compliance, safety, and technical training. The deployment underscores growing demand for Docebo's government-grade learning platform beyond traditional public sector customers, as highly regulated commercial organizations increasingly adopt FedRAMP-grade security and compliance capabilities.
•Docebo’s Public Sector team continued to build momentum in Q2, highlighted by an expansion with the Commonwealth of Kentucky’s enterprise learning modernization initiative and new wins with the Indiana Public Retirement System and the State of Mississippi. The team also expanded its presence in healthcare through a competitive displacement opportunity in the Philadelphia behavioral health market, reflecting continued demand across Federal, SLED, and regulated industries.

1 Please refer to “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” section of this press release.

Financial Outlook

Docebo is providing financial guidance for the three months ending September 30, 2026 as follows:

•Subscription revenue is expected to be between $64.9 million and $65.1 million
•Total revenue between $69.5 million and $69.7 million
•Adjusted EBITDA between $15.9 million to $16.1 million

Docebo is providing financial guidance for the fiscal year ending December 31, 2026 as follows:

•Subscription revenue between $255.5 million and $257.5 million
•Total revenue between $274.5 million and $276.5 million
•Adjusted EBITDA between $54.5 million and $56.5 million

The information in this section is forward-looking. Please see the sections entitled “Non-IFRS Measures and Reconciliation of Non-IFRS Measures” and “Key Performance Indicators” in this press release for how we define “Adjusted EBITDA” and the section entitled “Forward-Looking Information.” A reconciliation of forward-looking “Adjusted EBITDA” to the most directly comparable IFRS measure is not available without unreasonable effort, as certain items cannot be reasonably predicted because of their high variability, complexity and low visibility. Docebo believes that this type of guidance provides useful insight into the anticipated performance of its business.

Second Quarter 2026 Results
Selected Financial Measures

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Subscription Revenue (in thousands of US dollars)	63,841	57,066	6,775	11.9%	124,484	111,249	13,235	11.9%
Professional Services (in thousands of US dollars)	4,809	3,666	1,143	31.2%	9,786	6,779	3,007	44.4%
Total Revenue (in thousands of US dollars)	68,650	60,732	7,918	13.0%	134,270	118,028	16,242	13.8%

Gross Profit (in thousands of US dollars)	54,534	49,148	5,386	11.0%	105,801	95,049	10,752	11.3%
Percentage of Total Revenue	79.4%	80.9%			78.8%	80.5%

Net Income (in thousands of US dollars)	2,258	3,076	(818)	(26.6)%	639	4,550	(3,911)	(86.0)%
Earnings per Share - Basic	0.09	0.10	(0.01)	(10.0)%	0.02	0.15	(0.13)	(86.7)%
Earnings per Share - Diluted	0.08	0.10	(0.02)	(20.0)%	0.02	0.15	(0.13)	(86.7)%

Cash Provided by Operating Activities (in thousands of US dollars)	(3,073)	6,244	(9,317)	(149.2)%	21,733	14,189	7,544	53.2%

Key Performance Indicators and Non-IFRS Measures

	As at June 30,
	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	255.1	233.0	22.1	9.5%
Average Contract Value (in thousands of US dollars)	74.8	58.9	15.9	27.0%

	Three months ended June 30,				Six months ended June 30,
	2026	2025	Change	Change	2026	2025	Change	Change
	$	$	$	%	$	$	$	%
Adjusted EBITDA (in thousands of US dollars)	11,232	9,225	2,007	21.8%	22,226	18,146	4,080	22.5%
Adjusted Net Income (in thousands of US dollars)	9,391	8,914	477	5.4%	19,301	17,409	1,892	10.9%
Adjusted Earnings per Share - Basic	0.37	0.30	0.07	23.3%	0.75	0.58	0.17	29.3%
Adjusted Earnings per Share - Diluted	0.35	0.29	0.06	20.7%	0.72	0.57	0.15	26.3%
Working Capital (in thousands of US dollars)	(30,211)	(5,105)	(25,106)	491.8%	(30,211)	(5,105)	(25,106)	491.8%
Free Cash Flow (in thousands of US dollars)	3,066	11,379	(8,313)	(73.1)%	30,633	20,373	10,260	50.4%

Conference Call

Management will host a conference call on Friday, August 7, 2026 at 8:00 am ET to discuss these second quarter results. To access the conference call, please dial +1-646-960-0169 or +1-888-440-6849 or access the webcast at
https://docebo.inc/events-and-presentations/default.aspx. The Company will post Prepared Management Remarks (in .pdf format) regarding its Q2 2026 results, which will be the subject of this call, on the Investor Relations section of Docebo’s website at https://investors.docebo.com.

The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2026 and Management’s Discussion & Analysis for the same period have been filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Alternatively, these documents along with a presentation in connection with the conference call can be accessed online at https://investors.docebo.com.

An archived recording of the conference call will be available until August 14, 2026 and for 90 days on our website. To listen to the recording, please visit the webcast link which can be found on Docebo’s investor relations website at https://docebo.inc/events-and-presentations/default.aspx or call +1-609-800-9909 or +1-800-770-2030 and enter passcode 8722408#.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or, “will”, “occur” or “be achieved”, and similar words or the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information in this press release includes, but is not limited to, statements regarding the Company’s business; the guidance for the three months ended September 30, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and fiscal year ended December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue discussed under “Financial Outlook” in this press release; the impact of AI on our business; future financial position and business strategy; Docebo’s position in the learning management industry; our growth rates and growth strategies; addressable markets for our solutions and; the achievement of advances in and expansion of our platform. This forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions include: our ability to build our market share and enter new markets and industry verticals; our ability to attract and retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans, including, but not limited to, our ability to expand upon AI components of our platform; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to execute on profitability initiatives; our ability to maintain the authorization required for use of our platform across the public sector; currency exchange and interest rates; the impact of inflation and global macroeconomic conditions; the impact of competition; our ability to respond to the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that, while considered by the Company to be appropriate and reasonable as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to:

•the Company’s ability to execute its growth strategies;
•the impact of changing conditions in the global corporate e-learning market;
•increasing competition in the global corporate e-learning market in which the Company operates;
•fluctuations in currency exchange rates and volatility in financial markets;
•changes in the attitudes, financial condition and demand of our target market;
•the Company’s ability to operate its business and effectively manage its growth under evolving macroeconomic conditions, such as high inflation and recessionary environments;
•developments and changes in applicable laws and regulations;
•fluctuations in the length and complexity of the sales cycle for our platform, especially for sales to larger enterprises;
•issues in the use of AI in our platform and potential resulting reputational harm or liability; and

•such other factors discussed in greater detail under the “Risk Factors” section of our Annual Information Form dated February 26, 2026 (“AIF”), which is available under our profile on SEDAR+ at www.sedarplus.ca.

Our guidance for the three months ending September 30, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue and for the fiscal year ending December 31, 2026 in respect of total revenue, Adjusted EBITDA and subscription revenue, is in each case subject to certain assumptions and associated risks as stated above under this “Forward-Looking Information,” section and in particular the following:
•foreign exchange rates remain consistent with those in effect as at June 30, 2026;
•macro-economic conditions will be generally consistent with those experienced in the first half of 2026;
•2026 revenue from our largest original equipment manufacturer customer will be approximately 3%-4% of 2026 total revenue and 2026 revenue from our recent acquisition of 365Talents will be approximately US$9,000,000;
•we will not enter into any new contracts (excluding renewals) in 2026 that provide for more than US$1,000,000 of ARR;
•we will maintain our customer retention levels, and specifically, our customers will renew contractual commitments on a periodic basis as those commitments come up for renewal, at rates not materially inconsistent with our historical experience; and
•with respect to Adjusted EBITDA, we will contain expense levels while expanding our business.

If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in the “Summary of Factors Affecting our Performance” section of our MD&A for the six months ended June 30, 2026 and in the “Risk Factors” section of our AIF, should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this press release represents our expectations as of the date specified herein, and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this press release is expressly qualified by the foregoing cautionary statements.

Additional information relating to Docebo, including our AIF, can be found on SEDAR+ at www.sedarplus.ca.

About Docebo

Docebo (NASDAQ: DCBO; TSX: DCBO) is the enterprise platform for the AI-era workforce, unifying skills intelligence, learning, and knowledge in one closed loop. Docebo gives organizations the tools to close skills gaps, develop talent, and perform at their best in an AI-driven world.

Learn why businesses around the world love Docebo by visiting our customer stories page.

For further information, please contact:

Mike McCarthy
Vice President - Investor Relations
(214) 830-0641
mike.mccarthy@docebo.com

Results of Operations

The following table outlines our unaudited condensed consolidated interim statements of income and comprehensive income for the following periods:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars, except per share data)	2026	2025	2026	2025
	$	$	$	$
Revenue	68,650	60,732	134,270	118,028
Cost of revenue	14,116	11,584	28,469	22,979
Gross profit	54,534	49,148	105,801	95,049

Operating expenses
General and administrative	9,486	8,394	20,824	17,119
Sales and marketing	22,543	20,393	43,848	40,748
Research and development	12,990	12,699	28,447	26,102
Share-based compensation	2,456	1,733	3,740	2,522
Foreign exchange loss	2,275	942	3,729	1,065
Depreciation and amortization	2,203	847	4,125	1,645
	51,953	45,008	104,713	89,201
Operating income	2,581	4,140	1,088	5,848

Finance costs (income), net	1,084	(542)	1,494	(1,190)
Other (income) loss	—	(1)	—	(2)
Income (loss) before income taxes	1,497	4,683	(406)	7,040

Income tax (recovery) expense	(761)	1,607	(1,045)	2,490

Net income	2,258	3,076	639	4,550

Other comprehensive income
Item that may be reclassified subsequently to income:
Exchange gain on translation of foreign operations	(2,290)	(1,171)	(2,166)	(1,163)

Comprehensive income	4,548	4,247	2,805	5,713

Earnings per share - basic	0.09	0.10	0.02	0.15
Earnings per share - diluted	0.08	0.10	0.02	0.15
Weighted average number of common shares outstanding - basic	25,455,554	29,559,316	25,833,056	29,909,311
Weighted average number of common shares outstanding - diluted	26,796,908	30,227,581	26,834,523	30,559,452

Key Statement of Financial Position Information

(In thousands of US dollars, except percentages)	June 30, 2026	December 31, 2025	Change	Change
	$	$	$	%
Cash and cash equivalents	45,715	74,037	(28,322)	(38.3)%
Total assets	242,716	206,647	36,069	17.5%
Total liabilities	243,022	132,556	110,466	83.3%
Total non-current liabilities	97,512	8,757	88,755	1,013.5%

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

This press release makes reference to certain non-IFRS measures including key performance indicators used by management and typically used by our competitors in the SaaS industry. These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore not necessarily comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with alternative measures of our operating performance and liquidity and thus highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures, including SaaS industry metrics, in the evaluation of companies in the SaaS industry. Management also uses non-IFRS measures to facilitate operating performance comparisons from period to period, the preparation of annual operating budgets and forecasts and to determine components of executive compensation. The non-IFRS measures referred to in this press release include “Annual Recurring Revenue”, “Average Contract Value”, “Adjusted EBITDA”, “Adjusted Net Income”, “Adjusted Earnings per Share - Basic and Diluted”, “Working Capital” and “Free Cash Flow”.

Key Performance Indicators

We recognize subscription revenues ratably over the term of the subscription period under the provisions of our agreements with customers. The terms of our agreements, combined with high customer retention rates, provides us with a significant degree of visibility into our near-term revenues. Management uses a number of metrics, including the ones identified below, to measure the Company’s performance and customer trends, which are used to prepare financial plans and shape future strategy. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

•Annual Recurring Revenue: We define Annual Recurring Revenue as the annualized equivalent value of the subscription revenue of all existing contracts (including Original Equipment Manufacturer contracts) as at the date being measured, excluding non-recurring revenues from implementation, support and maintenance fees. Our customers generally enter into annual or multi-year contracts which are non-cancellable or cancellable with penalty. Accordingly, our calculation of Annual Recurring Revenue assumes that customers will renew the contractual commitments on a periodic basis as those commitments come up for renewal. Subscription agreements may be subject to price increases upon renewal reflecting both inflationary increases and the additional value provided by our solutions. In addition to the expected increase in subscription revenue from price increases over time, existing customers may subscribe for additional features, learners or services during the term. We believe that this measure provides a fair real-time measure of performance in a subscription-based environment. Annual Recurring Revenue provides us with visibility for consistent and predictable growth to our cash flows. Our strong total revenue growth coupled with increasing Annual Recurring Revenue indicates the continued strength in the expansion of our business and will continue to be our focus on a go-forward basis.

•Average Contract Value: Average Contract Value is calculated as total Annual Recurring Revenue divided by the number of active customers.

Annual Recurring Revenue and Average Contract Value as at June 30, 2026 and 2025 were as follows:

	2026	2025	Change	Change %
Annual Recurring Revenue (in millions of US dollars)	255.1	233.0	22.1	9.5%
Average Contract Value (in thousands of US dollars)	74.8	58.9	15.9	27.0%

Adjusted EBITDA

Adjusted EBITDA is defined as net income excluding net finance income, depreciation and amortization, income taxes, share-based compensation and related payroll taxes, other income, foreign exchange gains and losses, acquisition related compensation, transaction related expenses and restructuring costs, if any.

The IFRS measure most directly comparable to Adjusted EBITDA presented in our financial statements is net income.

The following table reconciles Adjusted EBITDA to net income for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Net income	2,258	3,076	639	4,550
Finance income, net(1)	1,084	(542)	1,494	(1,190)
Depreciation and amortization(2)	2,203	847	4,125	1,645
Income tax (recovery) expense	(761)	1,607	(1,045)	2,490
Share-based compensation(3)	2,456	1,733	3,740	2,522
Other income(4)	—	(1)	—	(2)
Foreign exchange loss(5)	2,275	942	3,729	1,065
Acquisition related compensation(6)	907	1,002	1,555	2,059
Transaction related expenses(7)	515	93	1,537	464
Restructuring(8)	295	468	6,452	4,543
Adjusted EBITDA	11,232	9,225	22,226	18,146
Adjusted EBITDA as a percentage of total revenue	16.4%	15.2%	16.6%	15.4%

(1)Finance income, net, is primarily related to interest income earned on cash and cash equivalents as the funds are invested in highly liquid short-term interest-bearing marketable securities which is offset by interest expenses incurred on lease obligations and borrowings, as well as bank fees and other expenses.

(2)Depreciation and amortization expense is primarily related to depreciation expense on right-of-use assets, property and equipment and acquired intangible assets.

(3)These expenses represent non-cash expenditures recognized in connection with the issuance of share-based compensation to our employees and directors and cash payroll taxes paid on gains earned by option holders when stock options are exercised.

(4)Other income, net is primarily comprised of rental income from subleasing office space.

(5)These non-cash gains and losses relate to foreign exchange translation.

(6)These costs represent the earn-out portion of the consideration paid to the vendors of previously acquired businesses that is associated with the achievement of certain acquisition related performance metrics and other obligations.

(7)These expenses relate to professional, legal, consulting, accounting and other fees related to acquisition activities that would otherwise have not been incurred and are not considered an expense indicative of continuing operations.

(8)    There was a reduction in workforce that resulted in severance accruals and payments to employees.

Adjusted Net Income and Adjusted Earnings per Share - Basic and Diluted

Adjusted Net Income is defined as net income excluding amortization of intangible assets, share-based compensation and related payroll taxes, acquisition related compensation, transaction related expenses, restructuring costs, foreign exchange gains and losses, and deferred income taxes.

Adjusted Earnings per share - basic and diluted is defined as Adjusted Net Income divided by the weighted average number of common shares (basic and diluted).

The IFRS measure most directly comparable to Adjusted Net Income presented in our financial statements is net income.

The following table reconciles net income to Adjusted Net Income for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Net income for the period	2,258	3,076	639	4,550
Amortization of intangible assets	1,493	178	2,785	349
Share-based compensation	2,456	1,733	3,740	2,522
Acquisition related compensation	907	1,002	1,555	2,059
Transaction related expenses	515	93	1,537	464
Restructuring	295	468	6,452	4,543
Foreign exchange loss	2,275	942	3,729	1,065
Deferred income tax expense (recovery)	(808)	1,422	(1,136)	1,857
Adjusted net income	9,391	8,914	19,301	17,409

Weighted average number of common shares - basic	25,455,554	29,559,316	25,833,056	29,909,311
Weighted average number of common shares - diluted	26,796,908	30,227,581	26,834,523	30,559,452
Adjusted earnings per share - basic	0.37	0.30	0.75	0.58
Adjusted earnings per share - diluted	0.35	0.29	0.72	0.57

Working Capital

Working Capital as at June 30, 2026 and 2025 was $(30.2) million and $(5.1) million, respectively. Working Capital is defined as current assets, excluding the current portion of the net investment in finance lease and contract costs, minus current liabilities, excluding borrowings, if any, and the current portion of contingent consideration and lease obligations. The decrease in working capital from June 30, 2026 to June 30, 2025 was driven by the use of cash and cash equivalents to purchase shares under the NCIB and SIB. Working Capital is not a recognized measure under IFRS.

The following table represents the Company’s working capital position as at June 30, 2026 and 2025:

	2026	2025
	$	$
Current assets	120,358	136,034
Less: Current portion of net investment in finance lease	0	(6)
Less: Current portion of contract costs	(10,327)	(11,052)
Current assets, net of net investment in finance lease and contract costs	110,031	124,976

Current liabilities	145,510	131,090
Deduct:
Less: Current portion of contingent consideration	(3,327)	—
Less: Current portion of lease obligations	(1,941)	(1,009)
Current liabilities, net of lease obligations	140,242	130,081
Working capital	(30,211)	(5,105)

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities less cash used for purchases of property and equipment and capitalized internal-use software costs, plus non-recurring expenditures such as the payment of acquisition-related compensation, the payment of transaction-related costs, and the payment of restructuring costs. Free Cash Flow is not a recognized measure under IFRS. The IFRS measure most directly comparable to Free Cash Flow presented in our financial statements is cash flow from operating activities.

The following table reconciles our cash flows from operating activities to Free Cash Flow for the periods indicated:

	Three months ended June 30,		Six months ended June 30,
(In thousands of US dollars)	2026	2025	2026	2025
	$	$	$	$
Cash flow from (used in) operating activities	(3,073)	6,244	21,733	14,189
Purchases of property and equipment	(172)	(288)	(281)	(586)
Acquisition related compensation paid	655	1,954	1,309	2,690
Transaction related expenses paid	923	456	1,614	529
Restructuring costs paid	4,733	3,013	6,258	3,551
Free cash flow	3,066	11,379	30,633	20,373
Free cash flow as a percentage of total revenue	4.5%	18.7%	22.8%	17.3%